Exhibit 99.1

Brookfield Asset Management Inc.

BROOKFIELD ASSET MANAGEMENT ANNOUNCES
EXERCISE OF UNDERWRITERS’ OVER-ALLOTMENT OPTION

Toronto, Ontario April 28, 2015 - Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) (“Brookfield”) today announced that the underwriters for its public offering of 17,860,000 Class A Limited Voting Shares (“Class A Shares”) completed on April 27, 2015 (the “Offering”) have exercised their option (the “Over-Allotment Option”) to purchase an additional 2,679,000 Class A Shares at a price of US$56.00 per Class A Share. Brookfield will receive additional gross proceeds of approximately US$150 million from the exercise of the Over-Allotment Option. The aggregate gross proceeds from the Offering, including the Over-Allotment Option, and a private placement of 1,395,089 Class A Shares completed concurrently with the Offering, total approximately US$1.225 billion. Closing of the Over-Allotment Option is expected to occur on April 30, 2015.

CIBC, RBC Capital Markets, Citigroup Global Markets Canada Inc. and Deutsche Bank Securities acted as co-lead underwriters for the Offering.

The Class A Shares issued under the Offering were offered under Brookfield’s existing base shelf prospectus filed in the United States and Canada. Brookfield also filed a prospectus supplement relating to the Offering and the Over-Allotment Option. You may obtain these documents for free on EDGAR at www.sec.gov or on SEDAR at www.sedar.com. Alternatively, copies can be obtained from:

CIBC Tel: 1-800-282-0822 E-mail: useprospectus@us.cibc.com	RBC Capital Markets LLC Tel: 1-877-822-4089 E-mail: equityprospectus@rbccm.com
Citigroup Global Markets Canada Inc. Tel: 1-800-831-9146	Deutsche Bank Securities Inc. Tel: 1-800-503-4611 E-mail: prospectus.cpdg@db.com

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Class A Shares described herein, nor shall there be any sale of these Class A Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Class A Shares being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the base shelf prospectus or the prospectus supplement.

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Brookfield Asset Management Inc. is a global alternative asset manager with over $200 billion in assets under management. The company has more than a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively.

For more information, please contact:
Media: Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Investors: Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Forward-Looking Statements

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intends”, “should” and derivations thereof and other expressions that are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.

Forward-looking statements in this news release include statements with respect to the over-allotment option described in this news release. Although Brookfield Asset Management believes that such forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; the realization of investment returns that are lower than expected; and other risks and factors detailed from time to time in the company’s Annual Report on Form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.